White Knight Resources Ltd.

04035568

82-2850

RECEIVED
2004 JUL 19 A 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**NEWS RELEASE**

# Update on Fye Canyon Project – Cortez Trend, Nevada
# Gravity Survey and Geologic Mapping Completed

**Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)**
**July 8, 2004**

White Knight Resources Ltd. (the "Company") announces the completion of a gravity survey and geologic mapping program at its 100% owned Fye Canyon project, Nevada, located 13 kilometres south of the new Cortez Hills-Pediment gold discovery owned by Cortez Joint Venture. At Fye Canyon, the Company controls 309 unpatented mining claims lying along a six kilometre-long segment of the southern projection of the Cortez Fault system, the dominant controlling structure at the Cortez Hills deposit.

Based on recent geologic mapping, the property can be divided into three structural domains separated by north-south to north-northwest trending faults: 1) an eastern domain of thick relatively undisturbed Upper-plate chert, siltstone and shale, 2) a "central faulted domain" of highly faulted Upper-plate rocks and Tertiary rhyolite partially covered by thin Quaternary gravel, and 3) a western downfaulted block covered by fairly thick gravels. In the central faulted domain, mercury-arsenic-gold geochemical anomalies, as well as a hematite-barite breccia zone along the faulted eastern edge, are evidence for a deep hydrothermal system.

Based on the gravity interpretation, a two-milligal horst block was detected that has dimensions of 5 kilometres north-northwest by 2.4 kilometres east-northeast and correlates with the mapped central faulted domain. The gravity high is interpreted to reflect a buried horst block of Paleozoic carbonate. The north-northwest trending fault bounding the east side of the central faulted domain horst block is interpreted as the southern extension of the Cortez Fault and is coincident with the hydrothermal system noted above. In both the Cortez and Carlin trends, structures bounding and internal to uplilfted horst blocks are the favoured locations for deposition of economic gold mineralization.

The Company is continuing to perform surface sampling as well as MT (MagnetoTelluric) geophysical surveys to further define drill targets.

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

On behalf of the Board of Directors,

*"John M. Leask"*

John M. Leask, P.Eng.
Chairman of the Board

SUPPL

*The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.*

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com